UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

ROYAL CARIBBEAN CRUISES LTD.
(Translation of registrant's name into English)

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

ROYAL CARIBBEAN CRUISES LTD.

INDEX TO QUARTERLY FINANCIAL REPORT

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands, except per share data)

	Second Quarter Ended June 30,		Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Passenger ticket revenues...............................	$ 844,554	$ 663,817	$1,634,647	$1,316,947
Onboard and other revenues	298,445	242,024	570,036	469,058
Total revenues...	1,142,999	905,841	2,204,683	1,786,005
Operating expenses				
Commissions, transportation and other.......	206,552	164,718	410,456	324,349
Onboard and other......................................	77,294	62,191	135,177	112,733
Payroll and related	123,987	103,644	239,929	205,025
Food	65,755	57,534	131,591	115,257
Other operating	233,843	192,379	444,677	375,671
Total operating expenses........................	707,431	580,466	1,361,830	1,133,035
Marketing, selling and administrative expenses	143,321	119,457	293,559	243,441
Depreciation and amortization expenses.......	97,661	88,715	194,240	177,384
Operating income...	194,586	117,203	355,054	232,145
Other income (expense)				
Interest income...	1,333	809	2,782	1,914
Interest expense, net of capitalized interest.	(77,146)	(66,750)	(152,886)	(131,634)
Other income (expense)	3,386	4,410	13,055	6,421
	(72,427)	(61,531)	(137,049)	(123,299)
Net income	$ 122,159	$ 55,672	$ 218,005	$ 108,846
EARNINGS PER SHARE:				
Basic..	$ 0.61	$ 0.29	$ 1.10	$ 0.56
Diluted...	$ 0.59	$ 0.28	$ 1.05	$ 0.56
WEIGHTED-AVERAGE SHARES OUTSTANDING:				
Basic..	198,786	193,158	198,106	193,093
Diluted...	216,730	195,882	216,335	195,394

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of	
	June 30, 2004	December 31, 2003
	(unaudited)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 706,337	$ 330,086
Trade and other receivables, net	94,957	89,489
Inventories	64,965	53,277
Prepaid expenses and other assets	94,865	101,698
Total current assets	961,124	574,550
Property and equipment — at cost less accumulated depreciation and amortization	10,238,150	9,943,495
Goodwill — less accumulated amortization of $138,606	278,561	278,561
Other assets	535,790	526,136
	$12,013,625	$11,322,742
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$1,080,736	$ 315,232
Accounts payable	195,515	187,756
Accrued expenses and other liabilities	284,025	271,944
Customer deposits	1,037,036	729,595
Total current liabilities	2,597,312	1,504,527
Long-term debt	4,896,425	5,520,572
Other long-term liabilities	31,867	34,746
Commitments and contingencies (Note 6)		
Shareholders' equity		
Common stock ($.01 par value; 500,000,000 shares authorized; 198,990,778 and 196,106,658 shares issued)	1,990	1,961
Paid-in capital	2,159,053	2,100,612
Retained earnings	2,328,608	2,162,195
Accumulated other comprehensive income	6,367	5,846
Treasury stock (576,384 and 556,212 common shares at cost)	(7,997)	(7,717)
Total shareholders' equity	4,488,021	4,262,897
	$12,013,625	$11,322,742

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Six Months Ended June 30,	
	2004	2003
OPERATING ACTIVITIES		
Net income	$218,005	$108,846
Adjustments:		
Depreciation and amortization	194,240	177,384
Accretion of original issue discount on debt	25,401	24,139
Changes in operating assets and liabilities:		
Increase in trade and other receivables, net	(5,686)	(17,406)
Increase in inventories	(11,518)	(10,976)
Increase in prepaid expenses and other assets	(43,192)	(18,985)
Increase (decrease) in accounts payable	6,555	(3,758)
Increase (decrease) in accrued expenses and other liabilities	19,112	(23,207)
Increase in customer deposits	307,227	162,388
Other, net	244	(7,558)
Net cash provided by operating activities	710,388	390,867
INVESTING ACTIVITIES		
Purchases of property and equipment	(476,002)	(98,108)
Other, net	(3,951)	(22,688)
Net cash used in investing activities	(479,953)	(120,796)
FINANCING ACTIVITIES		
Repayments of long-term debt, net	(93,724)	(169,672)
Net proceeds from issuance of debt	225,000	244,910
Dividends	(54,321)	(50,211)
Proceeds from exercise of stock options	55,329	4,230
Other, net	13,532	(12,929)
Net cash provided by financing activities	145,816	16,328
Net increase in cash and cash equivalents	376,251	286,399
Cash and cash equivalents at beginning of period	330,086	242,584
Cash and cash equivalents at end of period	$706,337	$528,983
Supplemental Disclosure		
Cash paid during the year for:		
Interest, net of amount capitalized	$131,623	$111,887

The accompanying notes are an integral part of these financial statements.

ROYAL CARIBBEAN CRUISES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

As used in this document, the terms "Royal Caribbean," "company," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands. In accordance with cruise industry practice, the term "berths" is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

Note 1--Basis for Preparation of Consolidated Financial Statements

We believe the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. Our revenues are seasonal and results for interim periods are not necessarily indicative of results for the entire year.

The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2003.

Commencing with our annual report on Form 20-F for the year ended December 31, 2003, we changed the reporting format of our consolidated statements of operations to separately present our significant sources of revenue and their directly related variable costs and expenses. We have also separately identified certain ship operating expenses, such as payroll and related expenses and food costs. All prior periods were reclassified to conform to the current year presentation.

Note 2--Summary of Significant Accounting Policies

Stock-Based Compensation

We use the intrinsic value method to account for stock-based employee compensation. The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," to such compensation (in thousands, except per share data):

	Second Quarter Ended June 30,		Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Net income, as reported	$122,159	$55,672	$218,005	$108,846
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(2,907)	(2,497)	(4,440)	(6,226)
Pro forma net income for basic earnings per share	$119,252	$53,175	$213,565	$102,620
Earnings per share:				
Basic – as reported	$ 0.61	$ 0.29	$ 1.10	$ 0.56
Basic – pro forma	$ 0.60	$ 0.28	$ 1.08	$ 0.53
Diluted – as reported	$ 0.59	$ 0.28	$ 1.05	$ 0.56
Diluted – pro forma	$ 0.57	$ 0.27	$ 1.03	$ 0.53

Note 3--Earnings Per Share

A reconciliation between basic and diluted earnings per share is as follows (in thousands, except per share data):

	Second Quarter Ended June 30,		Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Net income..	$122,159	$ 55,672	$218,005	$108,846
Interest on dilutive zero coupon convertible notes	4,847	-	9,729	-
Net income for diluted earnings per share	$127,006	$ 55,672	$227,734	$108,846
Weighted-average common shares outstanding..	198,786	193,158	198,106	193,093
Dilutive effect of stock options	4,114	2,724	4,397	2,301
Dilutive effect of zero coupon convertible notes	13,830	-	13,832	-
Diluted weighted-average shares outstanding..	216,730	195,882	216,335	195,394
Basic earnings per share	$ 0.61	$ 0.29	$ 1.10	$ 0.56
Diluted earnings per share	$ 0.59	$ 0.28	$ 1.05	$ 0.56

Our diluted earnings per share computation for the second quarters and six months ended June 30, 2004 and 2003 did not include 17.7 million shares of our common stock issuable upon conversion of our Liquid Yield Option™ Notes, due February 2021, as our common stock was not issuable under the contingent conversion provisions of this debt instrument. Options to purchase 1.5 million and 8.6 million shares for the second quarters of 2004 and 2003, respectively, and 1.7 million and 8.8 million shares for the first six months of 2004 and 2003, respectively, were not included in the computation of diluted earnings per share because the effect of including them would have been antidilutive.

Note 4--Long-Term Debt

In May 2004, our three-year, $345.8 million unsecured variable rate term loan facility expired undrawn.

In February 2004, the commitment amount under our unsecured revolving credit facility due 2008 increased to $1.0 billion from $780.0 million at December 31, 2003. The other terms of the facility were unchanged.

In January 2004, we entered into an eight-year, $200.0 million unsecured term loan, at LIBOR plus 1.75%. In April 2004, the commitment amount was increased to $225.0 million. In May 2004, we drew $225.0 million on this loan.

Note 5--Shareholders' Equity

During each of the quarters ended March 31, 2004 and 2003 and June 30, 2004 and 2003, we declared cash dividends on common shares of $0.13 per share.

Note 6--Commitments and Contingencies

Capital Expenditures. As of June 30, 2004, we had one ship on order for an additional capacity of approximately 3,600 berths. The aggregate cost of the ship is approximately $0.8 billion, of which we have deposited $67.1 million as of June 30, 2004. We anticipate that overall capital expenditures will be approximately $0.7 billion, $0.4 billion and $0.9 billion for 2004, 2005 and 2006, respectively.

Litigation. We are routinely involved in claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such claims, net of expected insurance recoveries, will not have a material adverse effect upon our financial condition, results of operations or liquidity.

Operating Leases. As of June 30, 2004, our future minimum lease payments under noncancelable operating leases primarily for a ship, land, office and warehouse facilities, computer equipment and motor vehicles were as follows (in thousands):

Year	
2004	$ 24,811
2005	48,717
2006	46,772
2007	45,586
2008	45,303
Thereafter[1]	453,685
	$664,874

[1] Includes a termination payment of approximately £126 million, or approximately $230 million based on the exchange rate at June 30, 2004, that we may be required to make under the *Brilliance of the Seas* lease agreement, if the lease is canceled in 2012.

Other. Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

Under the *Brilliance of the Seas* operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

If A.Wilhelmsen AS. and Cruise Associates, our two principal shareholders, cease to own a specified percentage of our common stock, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our liquidity and operations.

Note 7--Comprehensive Income

Comprehensive income includes net income and changes in the fair value of derivative instruments that qualify as cash flow hedges. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions are realized and recognized in earnings. Comprehensive income was as follows (in thousands):

	Second Quarter Ended June 30,		Six Months Ended June 30,	
	2004	2003	2004	2003
Net income	$122,159	$55,672	$218,005	$108,846
Changes related to cash flow derivative hedges	10,325	(4,627)	521	(6,424)
Total comprehensive income	$132,484	$51,045	$218,526	$102,422

ROYAL CARIBBEAN CRUISES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

- general economic and business conditions,

- vacation industry competition, including cruise industry competition,

- changes in vacation industry capacity, including cruise capacity,

- the impact of tax laws and regulations affecting our business or our principal shareholders,

- the impact of changes in other laws and regulations affecting our business,

- the impact of pending or threatened litigation,

- the delivery of scheduled new ships,

- emergency ship repairs,

- incidents involving cruise ships,

- reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service,

- changes in our stock price, interest rates or oil prices, and

- weather.

The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This report should be read in conjunction with our annual report on Form 20-F for the year ended December 31, 2003.

Critical Accounting Policies

On April 14, 2004, the Financial Accounting Standards Board decided not to approve the proposed Statement of Position ("SOP"), "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment;" instead, the issues addressed by the SOP will be included in the short-term international convergence project in 2005. We will continue to monitor progress on this project to determine the impact, if any, on our results of operations or financial position.

Terminology

Available Passenger Cruise Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs represent total operating expenses and marketing, selling and administrative expenses.

Gross Yields represent total revenues per Available Passenger Cruise Day.

Net Cruise Costs represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses (each of which is described below under the *Results of Operations* heading). In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance. We have not provided a quantitative reconciliation of projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Cruise Costs to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

Net Yields represent Gross Yields excluding commissions, transportation and other expenses and onboard and other expenses (each of which is described below under the *Results of Operations* heading) per Available Passenger Cruise Day. We utilize Net Yields for revenue management purposes and believe that it is the most relevant measure of our pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Yields to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

Occupancy Percentage, in accordance with cruise industry practice, is calculated by dividing Passenger Cruise Days by Available Passenger Cruise Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days of their respective cruises.

Results of Operations

Commencing with our annual report on Form 20-F for the year ended December 31, 2003, we changed the reporting format of our consolidated statements of operations to separately present our significant sources of revenue and their directly related variable costs and expenses. We have also separately identified certain ship operating expenses, such as payroll and related expenses and food costs. In connection with this change, we have included port costs that vary with passenger head counts in the expense category attributable to passenger ticket revenues, which resulted in a change to Net Yields. All prior periods were reclassified to conform to the current year presentation.

Our revenues consist of the following:

Passenger ticket revenues consist of revenue recognized from the sale of passenger tickets and the sale of air transportation to our ships.

Onboard and other revenues consist primarily of revenues from the sale of goods and/or services onboard our ships, cancellation fees, sales of vacation protection insurance and pre and post tours. Also included are revenues we receive from independent third party concessionaires that pay us a percentage of their revenues in exchange for the right to provide selected activities onboard our ships.

Our operating expenses consist of the following:

Commissions, transportation and other expenses consist of those costs directly associated with passenger ticket revenues, including travel agent commissions, air and other transportation expenses, port costs that vary with passenger head counts and related credit card fees.

Onboard and other expenses consist of the direct costs associated with onboard and other revenues. These costs include the cost of products sold onboard our ships, vacation protection insurance premiums, costs associated with pre and post tours and related credit card fees. Concession revenues have minimal costs associated with them, as the costs related to these activities are incurred by the concessionaires.

Payroll and related expenses consist of costs for shipboard personnel, including officers, crew, hotel and administrative employees.

Food expenses include food costs for both passengers and crew.

Other operating expenses consist of operating costs such as fuel, repairs and maintenance, port costs that do not vary with passenger head counts, insurance, entertainment and all other operating costs.

We do not allocate payroll and related costs, food costs or other operating costs to the expense categories attributable to passenger ticket revenues or onboard and other revenues since they are incurred to provide the total cruise vacation experience.

Summary

The following table presents operating data as a percentage of total revenues:

	Second Quarter Ended June 30,		Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Passenger ticket revenues	73.9	73.3	74.1	73.7
Onboard and other revenues	26.1	26.7	25.9	26.3
Total revenues	100.0%	100.0%	100.0%	100.0%
Operating expenses				
Commissions, transportation and other	18.1	18.2	18.6	18.2
Onboard and other	6.8	6.9	6.1	6.3
Payroll and related	10.8	11.4	10.9	11.5
Food	5.8	6.4	6.0	6.5
Other operating	20.5	21.2	20.2	21.0
Total operating expenses	62.0	64.1	61.8	63.5
Marketing, selling and administrative expenses	12.5	13.2	13.3	13.6
Depreciation and amortization expenses	8.5	9.8	8.8	9.9
Operating income	17.0	12.9	16.1	13.0
Other income (expense)	(6.3)	(6.8)	(6.2)	(6.9)
Net income	10.7%	6.1%	9.9%	6.1%

Our revenues are seasonal based on the demand for cruises. Demand is strongest for cruises during the summer months.

Unaudited selected statistical information is shown in the following table:

	Second Quarter Ended June 30,		Six Months Ended June 30,	
	2004	**2003**	**2004**	**2003**
Passengers Carried	855,253	703,443	1,684,725	1,399,613
Passenger Cruise Days	5,639,115	4,809,952	11,151,164	9,553,116
Available Passenger Cruise Days	5,312,326	4,726,704	10,601,862	9,390,296
Occupancy Percentage	106.2%	101.8%	105.2%	101.7%

Outlook

Assuming there are no external shocks, we expect Net Yields for the third and fourth quarters of 2004 to increase in the range of 10% to 11% and 1% to 3%, respectively, compared to the same periods in 2003. We expect Net Yields for the full year 2004 to increase in the range of 7% to 9% from the prior year. The 2005 booking season has just begun and is off to a good start. While we do not have enough visibility to provide specific yield guidance, demand is stronger as compared to the same period of last year and early indications, assuming there are no external shocks, point to a positive yield environment.

We estimate Net Cruise Costs, on a per Available Passenger Cruise Day basis, to be flat to up 2% for the second half of 2004 as compared to the same period in 2003. We expect Net Cruise Costs, on a per Available Passenger Cruise Day basis, for the third quarter of 2004 to increase in the range of 4% to 5%

and for the fourth quarter of 2004 to be flat to down 2% compared to the same periods in 2003. Net Cruise Costs, on a per Available Passenger Cruise Day basis, for the full year 2004, are expected to increase approximately 3%.

Based upon these expectations, we anticipate 2004 earnings per share to be in the range of $2.25 to $2.40.

Our zero coupon convertible notes, due May 2021, became convertible at the end of the first and second quarters of 2004. (See Note 3--*Earnings Per Share*.) These notes will become convertible at the end of the third and fourth quarters of 2004 if the share price of our common stock closes above $35.09 and $35.50, respectively, for 20 days out of the last 30 trading days of each quarter. The aforementioned earnings per share estimate assumes that these notes remain convertible throughout the year and dilute earnings per share by approximately $0.06 to $0.07.

In addition to the zero coupon convertible notes, our Liquid Yield Option™ Notes, due February 2021, are not currently convertible but become so at the end of the third and fourth quarters of 2004 if the share price of our common stock closes above $46.64 and $47.20, respectively, for 20 days out of the last 30 trading days of each quarter. The 2004 earnings per share estimate does not assume that these notes become convertible. In the event that these notes become convertible for the remainder of the year, diluted earnings per share would be reduced by approximately $0.02.

On July 1, 2004, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a tentative conclusion on "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect of Diluted Earnings per Share" ("EITF 04-8"), which would require all shares that are contingently issuable under our convertible debt instruments be included in our calculations of diluted earnings per share. The pronouncement would require prior period earnings per share amounts be restated for comparative purposes. Currently, we include the shares contingently issuable under our convertible debt instruments in our calculation of diluted earnings per share if the share price of our common stock exceeds the conversion trigger prices specified in these debt instruments. If adopted, EITF 04-8 would reduce our second quarter of 2004 diluted earnings per share by $0.01, but would have no impact on our diluted earnings per share for the first six months of 2004 or the second quarter and the first six months of 2003. Also, we estimate our 2004 full year earnings per share would be reduced by approximately $0.02 to $0.03.

Revenues

Passenger ticket revenues increased 27.2% in the second quarter of 2004 and 24.1% in the first six months of 2004 compared to the same periods in 2003. The increases were primarily due to increases in capacity, cruise ticket prices and occupancy. Capacity increased 12.4% in the second quarter of 2004 and 12.9% in the first six months of 2004 compared to the same periods in 2003. The increases in capacity were primarily associated with the additions of *Serenade of the Seas* and *Mariner of the Seas* in the second half of 2003 and *Jewel of the Seas* in April of 2004. The increases in cruise ticket prices and occupancy were attributable to improved consumer sentiment towards leisure travel and our products. Occupancy in the second quarter of 2004 was 106.2% compared to 101.8% for the same period in 2003 and 105.2% for the first six months of 2004 compared to 101.7% for the same period in 2003.

Onboard and other revenues increased 23.3% in the second quarter of 2004 and 21.5% in the first six months of 2004 compared to the same periods in 2003. The increases were primarily attributable to the increases in capacity and occupancy mentioned above. Included in onboard and other revenues were concession revenues of $48.9 million and $38.2 million in the second quarters of 2004 and 2003, respectively, and $95.7 million and $76.1 million for the first six months of 2004 and 2003, respectively.

Gross Yields increased 12.3% in the second quarter of 2004 and 9.3% in the first six months of 2004 compared to the same periods in 2003. Net Yields increased 12.6% in the second quarter of 2004 and 8.9% in the first six months of 2004. The increases were primarily due to higher cruise ticket prices and occupancy, as discussed above.

Expenses

Operating expenses increased 21.9% in the second quarter of 2004 and 20.2% in the first six months of 2004 compared to the same periods in 2003. The primary reasons for these increases are discussed below.

Commissions, transportation and other expenses increased 25.4% in the second quarter of 2004 and 26.5% in the first six months of 2004 compared to the same periods in 2003. The increases were primarily due to costs associated with increases in capacity and increased commission expenses attributable to higher cruise ticket prices.

Onboard and other expenses increased 24.3% in the second quarter of 2004 and 19.9% in the first six months of 2004 compared to the same periods in 2003. The increases were primarily due to increases in onboard costs of sales associated with higher onboard revenues. Onboard costs of sales as a percentage of onboard revenue increased to 23.1% in the second quarter of 2004 from 22.6% for the same period in 2003 and increased to 21.4% in the first six months of 2004 from 21.2% for the same period in 2003.

Payroll and related expenses and food expenses increased 19.6% and 14.3%, respectively, in the second quarter of 2004 and 17.0% and 14.2%, respectively, in the first six months of 2004 compared to the same periods in 2003, primarily due to increases in capacity and increases in crew expenses. Other operating expenses increased 21.6% in the second quarter of 2004 and 18.4% in the first six months of 2004 compared to the same periods in 2003, primarily due to increases in capacity, fuel costs and port expenses.

Marketing, selling and administrative expenses increased 20.0% in the second quarter of 2004 and 20.6% in the first six months of 2004 compared to the same periods in 2003. The increases were primarily attributable to increases in general and administrative costs associated with the expansion of our reservations and sales force and information technology projects. Additionally, we had suspended a significant amount of advertising activities in 2003 at the start of the Iraq war and did not return to normal levels until late in the second quarter of 2003. On a per Available Passenger Cruise Day basis, marketing, selling and administrative expenses increased 6.8% in the second quarter and first six months of 2004 compared to the same periods in 2003.

Net Cruise Costs per Available Passenger Cruise Day increased 6.6% in the second quarter of 2004 and 4.6% in the first six months of 2004 compared to the same periods in 2003. The increase for the second quarter of 2004 was primarily attributable to an increase in fuel costs, marketing, selling and administrative expenses, payroll and related expenses and port expenses, as discussed above. The increase for the first six months of 2004 was primarily attributable to an increase in marketing, selling and administrative expenses, fuel costs, payroll and related expenses and port expenses, as discussed above.

Depreciation and amortization expenses increased 10.1% in the second quarter of 2004 and 9.5% in the first six months of 2004 compared to the same periods in 2003. The increases were primarily due to incremental depreciation associated with the addition of two new ships in 2003 and one new ship in 2004.

Other Income (Expense)

Gross interest expense increased to $78.7 million in the second quarter of 2004 from $71.0 million for the same period in 2003 and increased to $156.3 million in the first six months of 2004 from $139.7 million for the same period in 2003. The increase was primarily attributable to a higher average debt level. Capitalized interest decreased to $1.5 million in the second quarter of 2004 from $4.3 million in the same period of 2003 and decreased to $3.4 million in the first six months of 2004 from $8.0 million for the same period in 2003 due to a lower average level of investment in ships under construction.

Liquidity and Capital Resources

Sources and Uses of Cash

Net cash provided by operating activities was $710.4 million for the first six months of 2004 compared to $390.9 million for the same period in 2003. The increase was primarily due to an increase in customer deposits and net income.

Our capital expenditures were $476.0 million for the first six months of 2004 compared to $98.1 million for the same period in 2003. Capital expenditures for the first six months of 2004 were primarily related to the delivery of *Jewel of the Seas*. Capital expenditures for the first six months of 2003 were primarily related to ships under construction.

During the first six months of 2004, we received $55.3 million in connection with the exercise of common stock options and we paid quarterly cash dividends on our common stock of $54.3 million. In May 2004, we drew $225.0 million on our unsecured variable rate term loan. (See Note 4--*Long-Term Debt*). These funds will be used for general corporate purposes, including capital expenditures.

Capitalized interest decreased to $3.4 million in the first six months of 2004 from $8.0 million for the same period in 2003 due to a lower average level of investment in ships under construction.

Future Capital Commitments

We have one Ultra-Voyager ship on order for an additional capacity of approximately 3,600 berths with a scheduled delivery in the second quarter of 2006. The cost of the Ultra-Voyager ship is approximately $0.8 billion, of which we have deposited $67.1 million as of June 30, 2004. We have an option, exercisable through August 2004, to purchase an additional Ultra-Voyager ship for delivery, subject to certain conditions, in 2007. The option has a price of approximately 0.6 billion euros, excluding ancillary costs.

We anticipate overall capital expenditures will be approximately $0.7 billion, $0.4 billion and $0.9 billion for 2004, 2005 and 2006, respectively, including the recently announced contract to lengthen *Enchantment of the Seas*.

Other

As of June 30, 2004, we had $6.0 billion of long-term debt of which $1.1 billion is due during the twelve-month period ending June 30, 2005.

We are obligated under noncancelable operating leases primarily for a ship, land, office and warehouse facilities, computer equipment and motor vehicles. As of June 30, 2004, our future minimum lease payments under noncancelable operating leases aggregated to $664.9 million due through 2028. (See Note 6--*Commitments and Contingencies.*)

Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

Under the *Brilliance of the Seas* operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

Funding Sources

As of June 30, 2004, our liquidity was $1.7 billion consisting of approximately $0.7 billion in cash and cash equivalents and $1.0 billion available under our unsecured revolving credit facility. (See Note 4--*Long-Term Debt*.) Capital expenditures, scheduled debt payments and potential obligations under our Liquid Yield Option™ Notes, due February 2021, will be funded through a combination of cash flows from operations, drawdowns under our available credit facility, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.

Our financing agreements contain covenants that require us, among other things, to maintain minimum net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We were in compliance with all covenants as of June 30, 2004.

If A.Wilhelmsen AS. and Cruise Associates, our two principal shareholders, cease to own a specified percentage of our common stock, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our liquidity and operations.

We believe our existing credit facilities, cash flows from operations and our ability to obtain new borrowings and/or raise new capital will be sufficient to fund operations, debt payment requirements and capital expenditures over the next twelve-month period.

Controls and Procedures

We carried out under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and Executive Vice President and Chief Financial Officer, an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report and concluded that those controls and procedures were effective.

We have designed our disclosure controls and procedures to provide a reasonable level of assurance of reaching our desired control objectives. We believe our disclosure controls and procedures are effective in reaching that level of assurance. However, in designing and evaluating the disclosure controls and procedures, we recognize that controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that our controls will succeed in achieving their stated goals under all possible conditions.

INCORPORATION BY REFERENCE

This report on Form 6-K, other than the attachments furnished pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States code, is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-115090) filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD.
(Registrant)

Date: July 28, 2004

/s/ Luis E. Leon
Luis E. Leon
Executive Vice President and
Chief Financial Officer

CERTIFICATIONS

I, Richard D. Fain, certify that:

1. I have reviewed this report on Form 6-K of Royal Caribbean Cruises Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986.]

    c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: July 28, 2004

/s/ RICHARD D. FAIN
Richard D. Fain
Chairman and
Chief Executive Officer

I, Luis E. Leon, certify that:

1. I have reviewed this report on Form 6-K of Royal Caribbean Cruises Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986.]

    c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: July 28, 2004

/s/ LUIS E. LEON
Luis E. Leon
Executive Vice President and
Chief Financial Officer

Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549

Dear Ladies and Gentlemen:

The certification set forth below is being furnished voluntarily, pursuant to Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 63 of Title 18 of the United States Code.

Richard D. Fain, the Chairman and Chief Executive Officer and Luis E. Leon, Executive Vice President and Chief Financial Officer, of Royal Caribbean Cruises Ltd. (the "Company") each certifies to his knowledge as follows with respect to the Company's Quarterly Financial Report for the Second Quarter of 2004 to which this letter is attached (the "Report"):

1. the Report fully complies with the applicable reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

2. the information contained in the Report fairly presents in all material respects the financial condition and results of operations of the Company.

/s/ RICHARD D. FAIN
Richard D. Fain
Chairman and
Chief Executive Officer

/s/ LUIS E. LEON
Luis E. Leon
Executive Vice President and
Chief Financial Officer